UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 20, 2010

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

On May 20, 2010, Hadera Paper Ltd. (AMEX:AIP) (the “Company”) filed with the Israeli Securities Authority a report with respect to a contemplated public offering in Israel (the “Public Offering”) pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 (the “Shelf Prospectus”), of a new series of debentures (“Series 5 Debentures”).

A summary of the material terms of the Public Offering is provided herein below. A copy of the press release issued by the Company on May 20, 2010, is attached hereto as Exhibit 99.1.

1. The securities to be offered:

Series 5 Debentures with an aggregate principal amount of up to NIS 200.0 million, 1 NIS par-value each, offered at 100% of their par value, bearing an annual interest rate to be determined at an auction, which in any case shall not exceed 5.85% (the “Maximal Interest Rate”). The principal amount shall be payable in five annual and equal installments made on the 30th day of November of each of the years between 2013 and 2017 (inclusive). The interest shall be payable in biannual installments made on the 31th day of May and the 30th day of November of each of the years between 2010 and 2017 (inclusive). Both the principal amount and the interest payments shall not be linked to the Consumer Price Index or to any other index or foreign currency.

2. The terms of the Public Offering:

200,000 units of Series 5 debentures shall be offered to the public, with the interest determined at an auction. Each unit shall be comprised as follows:

Price

Series 5 Debentures with par-value of 1,000 NIS	1,000 NIS
Price per unit	1,000 NIS

In any case, the annual interest rate determined by an auction shall not exceed the Maximal Interest Rate.

The Company has received undertakings from Israeli institutional investors to purchase 160,000 units out of the total of 200,000 units offered by the Company. The institutional investors will be eligible to an early commitment commission of 0.5% for their pre-offer undertakings to purchase units of Series 5 Debentures.

3. Rating of the Debentures:

On May 10, 2010, the Company announced that Maalot (Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s) decided to rate Series 5 Debentures as (ilA+)/Negative.

4. Approvals and Consents:

The Company has received the consent of the Tel-Aviv Stock Exchange for the listing of Series 5 Debentures. The listing of the debentures for trading on the Tel-Aviv Stock Exchange is subject to satisfaction of the listing requirements.

5. Offering Proceeds:

The estimated proceeds of the Public Offering, assuming a sale of all of the offered units, are as follows:

Gross estimated proceeds NIS 200 million

Less fees due for early commitments NIS 800,000

Less consulting fees and other expenses NIS 585,000

Net estimated proceeds NIS 198,615,000 (approximately US$52.8 million)

6. Use of Offering Proceeds:

The proceeds of the offering will be mainly used to refinance existing debt.

The debentures to be offered as part of the Public Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD. (Registrant) By: /s/ Lea Katz Lea Katz Corporate Secretary

Dated: May 20, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1.	Press release dated May 20, 2010.